Employment Agreement

THIS agreement has been made

between

Wikisoft Corp.

315 Montgomery Street San Francisco, CA 94104

(the "Company")

and

René Lauritsen Fyrremejsevej 12

8250 Egaa, Denmark

(the "Employee")

1.	Date of commencement and place of work

The Employee will take up the position to maintain investor relations as effective from August 1st, 2020 with terms specified in this contract

The place of work is: Gammel Carlsberg Vej 16, 2500 Valby, Denmark and in own home.

2.	Duties and authority

The Employee will be responsible for the day-to-day operation of investor relations, responsible for overseeing legal filings for the company and will consult with the CEO of the company concerning the specific matter of Wikisoft Corp. business development and investor relations.

The day-to-day management must be in compliance with existing legislation, the articles of association of the Company and in all respects in accordance with the guidelines laid down by the board of directors.

The Employee will keep board of directors informed of all matters assumed to be of significant interest. The Employee may attend board meetings and offer his opinion, unless otherwise decided by the board in specific cases.

3.	Remuneration and remuneration negotiations

The monthly remuneration is USD 10,000 to be paid monthly last day of each month and no later than on the last working day of the month.

4.	Bonus

The Employee will receive a bonus on the terms specified by the board of directors and Founder.

Bonus payments will be considered part of the regular and foreseeable remuneration. The bonus will be paid no later than one week after the financial statements have been prepared by the Company’s auditor and adopted by the board of directors of the Company.

5.	Pension

The Employee shall pay his own pension.

6.	Scope of work and other business activities

The Employee is obliged to devote his working capacity and all his professional knowledge in the service of the Company.

The Employee is entitled to continue present supervisory board/board of directors’ memberships and positions of trust, just as The Employee is entitled to undertake additional positions of trust and supervisory board/board of directors’ memberships, whether paid and unpaid.

The Employee is entitled to be shareholder, stakeholder, or in any other way participate financially in another enterprise.

7.	Holidays and days off Holiday

The employment of The Employee is not covered by the Holiday Act.

The Employee is entitled to 6 weeks’ holiday per calendar year during which the Employee will receive his usual remuneration. The Employee is entitled to fully paid remuneration during holidays from the date of commencement.

The Employee decides the time of his holiday in consideration of the operations of the Company.

As agreed with the chairman of the board it may be agreed to transfer one week’s holiday to the next holiday year.

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The Employee cannot be ordered to take holiday during the period under notice, irrespective of The Employee having been released from the duty to work.

Days off

24 December, 31 December, 1 January, Friday after Ascension Day, and Constitution Day on 5 June are days off with full pay.

8.	Sickness and child's sickness

The Employee is entitled to salary in case of sickness.

The Employee is entitled to paid time off in case of child's sickness.

9.	Travel and entertainment

The Employee expenses incurred for work related travel, nights away from home, entertainment etc. will be reimbursed by the Company.

When work related transportation is by own car, mileage allowance will be granted in accordance with the highest rates, see central government regulations.

Parties’ signatures

Frederiksberg, on June 12th, 2020	Frederiksberg, on June 12th, 2020

/s/ René Lauritsen	/s/ Rasmus Refer
The Employee	For and on behalf of the Company
René Lauritsen	Rasmus Refer, Founder

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